FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Publication of Final Terms in relation to the issue of €750,000,000 fixed rate euro medium term notes

AstraZeneca PLC has published the following Final Terms:

Final Terms dated 20 November 2014 (the "Final Terms") relating to the issue by AstraZeneca PLC of €750,000,000 fixed rate euro medium term notes maturing on 24 November 2021 with a coupon of 0.875 per cent. (the "Notes") pursuant to its U.S.$5,000,000,000 Euro Medium Term Note Programme (the "EMTN Programme").

The Final Terms must be read in conjunction with the base prospectus for the EMTN Programme dated 24 June 2014 (the "Base Prospectus") and supplementary prospectus for the EMTN Programme dated 17 November 2014 (the "Supplementary Prospectus").

The proceeds of the issue of the Notes will be used to fund the repayment of outstanding euro medium term notes in an aggregate principal amount of €750,000,000 maturing in January 2015.

To view the Final Terms for the above mentioned issue, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8515X_-2014-11-24.pdf

A copy of the Final Terms for the above mentioned issue will shortly be submitted to the National Storage Mechanism and will be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

Disclaimer - intended addressees

Please note that the information contained in the Final Terms (when read together with the information in the Base Prospectus and Supplementary Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms, Base Prospectus and Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Final Terms, the Base Prospectus and the Supplementary Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

In particular, the Final Terms, the Base Prospectus and the Supplementary Prospectus in respect of the Notes do not constitute an offer of securities for sale in the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act") or under any relevant securities laws of any state of the United States of America and may not be offered or sold to, or for the account or benefit of U.S. persons or persons within the United States of America, as such terms are defined in Regulation S under the Securities Act, except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. There will be no public offering of the securities in the United States.

Your right to access the Final Terms is conditional upon complying with the above requirement.

A C N Kemp
Company Secretary
24 November 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 November 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary